FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

September/07

Net sales announces 6.2% growth for September and 6.0% for the 3rd quarter of 2007

São Paulo, Brazil, October 16, 2007. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] has announced its sales performance for September 2007 (preliminary, unaudited results). The information presented below was calculated based on the consolidated figures, in Brazilian Reais, according to the Corporate Legislation.

Gross sales of Grupo Pão de Açúcar totaled R$ 1,381.3 million in September, a growth of 5.7% in relation to the same period of previous year. Net sales reached R$ 1,170.9 million, which represents a growth of 6.2% in relation to September 2006. Excluding the performance of sales in stores in Rio de Janeiro, the growth in gross sales of the Group would be 7.3% .

For the period, gross and net sales within the 'same stores' concept recorded growth of 1.3% and 1.8%, respectively. This performance was influenced by a stronger comparison base in September 2006, while the Company recorded a sales increase of 4.5% in comparable stores.

Sales of food products saw a 2.1% increase, while sales of non-food products recorded a decrease of 1.1%, under the impact of a strong comparison base (growth of 18.1% in September 2006).

Once again, the highlights were the Pão de Açúcar banner which, for the 12th month in a row, presented sales growth in the 'same stores' concept, and the electronic sales channel 'extra.com.br', which saw a growth in September sales of 85.3% in relation to the same period of previous year. It is worth emphasizing that the sales performance of Sendas Distribuidora was affected by the new policy adopted for Rio de Janeiro, aiming at greater balance between special offers and regular prices and improvement of profitability. Although on one hand this measure had an impact on sales, on the other it presented improvements in the gross margin and EBITDA of September.

For the 3rd quarter, gross sales were R$ 4,131.7 million, an increase of 5.5%, while net sales totaled R$ 3,496.5 million, an increase of 6.0% compared with the same period of previous year. Gross and net sales in the 'same stores’ concept evolved by 1.8% and 2.3%, respectively, for the quarter.

Note: Same-store sales include stores with at least 12 months of operation
 * Average growth of 4.5% in March/April

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.

GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Tel: (11) 3886-0421
Fax: (11) 3884-2677

e-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpa-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 16 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.